STATEMENT OF FINANCIAL CONDITION

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of SBL Holdings, Inc.)
Year Ended December 31, 2023
SEC File Number 8-10781
With Report of Independent Registered Public Accounting Firm

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, Inc.)

Statement of Financial Condition

Year Ended December 31, 2023

Contents

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3)



Ernst & Young LLP
Corrigan Station
Suite 04-100
1828 Walnut Street
Kansas City, MO 64108

Tel: +1 816 474 5200
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Security Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Security Distributors, LLC (the Company) as of December 31, 2023, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

March 27, 2024

We have served as the Company's auditor since at least 1980, but we are unable to determine the specific year.


Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of SBL Holdings, Inc.)

Statement of Financial Condition

December 31, 2023
(In Thousands)


Assets		
Cash	$	31,781
Receivables from related parties		5,535
Accounts receivable for revenue sharing		3,622
Other assets		917
Total assets	$	41,855
Liabilities and member's capital		
Liabilities:		
Payables to related parties	$	4,306
Payable for purchases of retirement plan products		3,156
Accounts payable		253
Total liabilities	$	7,715
Member's capital:		
Contributed capital		26,033
Retained earnings		8,107
Total member's capital	$	34,140
Total liabilities and member's capital	$	41,855

See accompanying notes.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, Inc.)

1. Nature of Business and Ownership

Security Distributors, LLC (the "Company") is a wholly owned subsidiary of Security Benefit Life Insurance Company ("SBLIC"), which is a wholly owned subsidiary of SBL Holdings, Inc ("SBLH"). The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a licensed insurance agent in all states except New York. The Company primarily distributes variable annuities sponsored by SBLIC and First Security Benefit Life Insurance and Annuity Company of New York ("FSBL"), an affiliated entity, mutual funds available through such annuities, and retirement plan products for which a related party, Security Financial Resources, Inc. ("SFR"), is record keeper and administrator.

As the single member of the Company, SBLIC (the "Member") will from time to time contribute capital to the Company as it shall determine. The Company's profits and losses will be allocated to the Member. Distributions will be made to the Member at times and in aggregate amounts as shall be determined by the Member.

The Company has entered into an agreement with Security Benefit Business Services, LLC ("SBBS"), a related party, to handle all corporate functions and processes. All employees and the majority of expenses are paid by SBBS, and these costs are then billed to the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes operating cash.

Redemptions Receivable/Payable for Purchases of Retirement Plan Products

Redemptions receivable are amounts related to participant redemptions, which have been initiated by participants but not yet received from fund companies. Participants are funded for any redemptions by SFR and the Company reimburses SFR on the date the trade is settled with the fund companies. The transactions are settled through the NSCC and are not typically settled directly with the fund companies.

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Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, Inc.)

2. Significant Accounting Policies (continued)

Payable for purchases of retirement plan products are amounts related to participant purchases, which have been initiated by participants but not yet paid to fund companies. Participants send cash to pay for fund purchases and SFR applies the cash to the applicable retirement plan. SFR then reimburses the Company on the date the trade is settled with the fund companies.

These balances are typically settled one day after receiving a participant's request. Because of this daily settlement, the amount of unsettled credit exposure is limited to the daily net amount owed to the Company. These balances are recorded on a net basis in either Receivables from related parties or Payables to related parties, as applicable.

Income Taxes

The Company is a disregarded entity for income tax purposes and is not subject to U.S. federal and state taxes. The Internal Revenue Service (IRS) has finalized an audit of SBLIC's 2014 through 2018 federal tax returns with no adjustments attributable to the Company. The State of Illinois has commenced an audit of SBLIC's 2019 and 2020 state income tax return. The Company is no longer subject to U.S. and state examinations by tax authorities for those years starting before 2019. The Company has assessed the tax positions for the current tax year and has concluded that it has no material uncertain tax positions to be recognized as of December 31, 2023.

3. Other Assets

As of December 31, 2023, the balances that comprised the Other assets are presented below:

Deferred selling commissions, net of accumulated amortization of ($3,439)	$	770
Investment income due and accrued		147
	$	917

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2023:

Balance at beginning of year	$	906
Costs deferred during the year		214
Amortized to commission expense during the year		(350)
Balance at end of year	$	770

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3. Other Assets (continued)

As of December 31, 2023, there has been no impairment taken on the deferred selling commissions.

4. Related-Party Transactions

As of December 31, 2023, the balances that comprised the Receivables from related parties are presented below:

Receivable from SFR for support fees	$	2,378
Net receivable for unsettled regular-way trades with related parties		3,137
Other accounts receivable from NSCC		20
	$	5,535

As of December 31, 2023, the balances that comprised Accounts receivable for revenue sharing are presented below:

Receivable for outside fund sharing revenue	$	2,743
Receivable for fund sharing revenue due from related party		879
	$	3,622

As of December 31, 2023, the balances that comprised the Payables to related parties are presented below:

Payables to related parties	$	4,302
Other accounts payable to UMB		4
	$	4,306

5. Contingencies

The Company is periodically party to legal and arbitral proceedings and subject to complaints, and the like, and is periodically examined by its regulators and may discuss certain matters with its regulators that come up during such examinations or otherwise. Management currently does not believe that any litigation, arbitration, complaint or other such matter to which the Company is party, or that any actions by its regulators with respect to any such examinations or matters under discussion with them, will, alone or collectively, materially adversely affect the Company's results of operations or financial condition.

5

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, Inc.)

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to related parties, dividend payments, and other capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2023, the Company had net capital of $27,370, which was $26,856 in excess of its required net capital of $514. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1 at December 31, 2023.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through March 27, 2024, the date that the financial statements were issued. There were no events that occurred that were required to be recognized or disclosed in the accompanying financial statements.